

Sun International

FROM: Sun International
               The Bahamas
               Contact: Charles D. Adamo
               Tel: 242.363.6017

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL COMMENCES CONSENT SOLICITATION RELATING TO 8.625% SENIOR SUBORDINATED NOTES DUE 2007 AND 9.000% SENIOR SUBORDINATED NOTES DUE 2007

PARADISE ISLAND, The Bahamas, July 10, 2001 – Sun International Hotels Limited (NYSE: SIH) (the "Company") and its wholly owned subsidiary Sun International North America, Inc. today announced that they are soliciting consents from the holders of their 8.625% Senior Subordinated Notes due 2007 and their 9.000% Senior Subordinated Notes due 2007. The companies, which co-issued the notes, are seeking consents to proposed amendments of certain provisions of the indentures pursuant to which the 8.625% Notes and the 9.000% Notes were issued. The solicitation is expected to remain open until 5:00 p.m., New York time, on Wednesday, July 18, 2001, unless extended to a later time or date.

The proposed amendments effectively eliminate (as of December 31, 2000, the date the charge was recorded) the impact of the $229.2 million charge recorded by the Company at the end of fiscal year 2000 in connection with the Company's disposition of the Resorts International Hotel & Casino in Atlantic City and certain related assets, for purposes of determining the ability of the Company and its affiliates to make certain investments, such as certain minority investments in joint ventures.

The record date for the solicitation is 5:00 p.m. on July 9, 2001. Subject to conditions specified in the consent solicitation documents to be distributed to holders of notes as of the record date, the issuers will pay a consent payment of $3.75 for each $1,000 principal amount of 8.625% Notes and the 9.000% Notes, in each case with respect to which a consent to the proposed amendments is received and not properly revoked.

Adoption of the proposed amendments, and payment of the consent payment, is conditioned upon, among other things, the receipt of the consent of a majority of the holders of each of the 8.625% Notes and the 9.000% Notes.

This announcement is not a solicitation of consents with respect to the 8.625% Notes and the 9.000% Notes. The consent solicitation is being made solely by the Consent Solicitation Statement dated July 10, 2001, and related documents, and those documents should be consulted for additional information regarding consent delivery procedures and the conditions of the consent solicitation. The consent solicitation documents can be obtained by contacting D. F. King & Co., Inc., the Tabulation Agent and Information Agent for the consent solicitation, at 800.848.3416 (toll free) and 212.269.5550 (extension 6832).

Bear, Stearns & Co. Inc. and Deutsche Banc Alex. Brown are acting as Solicitation Agents for the consent solicitation. Questions concerning the consent solicitation may be directed to Bear, Stearns & Co. Inc., Global Liability Management Group, at 877.696.2327 (toll free).

Sun International Hotels Limited is an international resort and gaming company that develops, operates and manages premier resorts and casino properties. The Company currently operates or manages resort hotels and/or casinos in The Bahamas, Indian Ocean and Dubai. In addition, the Company earns income based on the gross revenues of the Mohegan Sun, operated by an unaffiliated entity in Connecticut. The Company's flagship property is Atlantis, Paradise Island, a 2,317-room resort and casino located on Paradise Island in The Bahamas.

Inquiries should be directed to Charles D. Adamo, Executive Vice President--Corporate Development & General Counsel of Sun International Hotels Limited, at 242.363.6017. For other information you can also visit our website at www.sunint.com.

Certain statements and information included in this release constitute "forward looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the companies to be materially different from any future results, performance, or achievements expressed or implied in such forward looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in the